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SECI 19008344

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SEC FILE NUMBER
8-53563

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ X
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street
(No. and Street)

New York (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ryan Fitzpatrick, Chief Compliance Officer (212) 309-3494
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, Ryan Fitzpatrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Willis Securities, Inc. as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ryan Fitzpatrick
Chief Compliance Officer of
Willis Securities, Inc.

February 27, 2019
Date

Notary Public

ROSEANN MARCIANO
Notary Public, State Of New York
No. 01MA5078302
Qualified In Westchester County
Commission Expires May 27, 20 19

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA
Tel: +1 215 246 2300
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Willis Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 2001.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 14,143,166
Commissions and fees receivable	906,055
Receivables from Parent — net corporate pool (Note 5)	16,610,827
Other Receivables from Parent (Note 5)	3,137,817
Prepaid expenses and other assets	103,055
Deferred tax asset	241,902
TOTAL	$ 35,142,822

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to Parent (Note 5)	351,697
Accounts payable, accrued expenses, and other liabilities	2,767,263
Total liabilities	3,118,960
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	24,418,870
Retained earnings	7,603,992
Total stockholder's equity	32,023,862
TOTAL	$ 35,142,822

See notes to financial statements.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. Effective January 4, 2016 Willis Group Holdings PLC merged with Towers Watson & Co. to form Willis Towers Watson PLC, of which the Parent and Company are subsidiaries.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company.

The statement of financial condition has been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company's primary use of liquidity is to fund working capital requirements of the business, including meeting necessary collateral posting requirements established by FINRA to facilitate revenue earning activities. The Company obtained approval from FINRA and entered into two subordinated loans totaling $405,000,000 with the Parent. Continued capital market uncertainty may continue to have a negative impact on the Company's results from operations, and ability to generate liquidity from operating and investing activities, which may require the Company to seek additional funding from the Parent.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There is no restricted cash included in the cash and cash equivalents balance.

Commissions and Fees Receivable — Commissions and fees receivable are recognized net of allowance for uncollectible accounts. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to recognize incurred losses for uncollectible accounts to state the commissions and fees receivable at their net realizable value.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent and files a separate state income tax return. The Company's share of the consolidated income taxes is determined using the modified "separate-return" method. Under this method, the Company determines current and deferred expense or benefit for the period as if the Company was filing a separate tax return. Also, for the purposes of evaluating whether existing net deferred tax assets are realizable the Company can consider its expectation of whether net deferred tax assets will ultimately be realized at the consolidated tax return level. The Company has not identified any unrecognized tax benefits as of December 31, 2018.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Towers Watson PLC, the parent of Willis North America Inc.

The awards under equity-based compensation are classified as equity and included as a component of equity on the accompanying statement of financial condition as the ultimate payment of such awards will not be achieved through the use of the Company's cash or other assets.

Use of Estimates — The statement of financial condition conforms to U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statement. This may include assessing the probability of mergers and acquisitions transactions closing during a specified time period when evaluating the accrual of certain severance benefits. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for discretionary compensation, share-based compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition.

Fair Value of Financial Instruments — At December 31, 2018, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, receivables from Parent, prepaid expenses and other assets, payables to Parent, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of their short-term nature.

Recent Accounting Pronouncements —

Not yet adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, *Leases*, which requires a lessee to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. Additional ASUs have since been issued which provide amended and additional guidance for the implementation of ASU No. 2016-02. All related guidance has been codified into, and is now known as, ASC 842, *Leases* ("ASC 842"). ASC 842 became effective for the Company at the beginning of its 2019 calendar year, at which time the Company adopted it.

As a result of finalizing and analyzing the inventory of lease agreements to determine the full impact this standard will have on the financial statement, processes and systems, the Company has determined the following:

- The Company will adopt the standard using the modified retrospective approach.

- At the transition date the Company has determined that there are no adjustments required for operating lease liability, right-of-use asset, or adjustments to retained earnings.

- The Company has assessed the transition practical expedients available under the guidance and, in addition to selecting the modified retrospective transition approach as noted above, has made the following elections:

    - Practical expedient package – This package was elected, and therefore the Company will not reassess lease classification for its existing or expired leases, whether any existing or expired contracts contain a lease, or the treatment of any initial direct costs.

    - Hindsight practical expedient – Elected this practical expedient, and therefore will not revisit any estimates of lease terms upon transition to ASC 842.

    - Short-term lease exemption – This exemption has been elected, and the Company will therefore not recognize any right-of-use assets or liabilities for short-term leases (generally defined as having a term of 12 months or less) on the statement of fincancial condition.

    - Separation of lease and non-lease components – This practical expedient has been elected to not separate the cash flows associated with lease and non-lease components in our lease accounting and resulting amounts recorded in the statement of financial condition.

- Additionally, to prepare for other required disclosures and new accounting treatment, the Company has implemented additional tools for its lease accounting and data collection processes, which were in place and effective on January 1, 2019.

Adopted

In May 2014, FASB issued ASU No. 2014-09, *Revenue From Contracts With Customers*. The new standard supersedes most current revenue recognition guidance and eliminates most industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities had the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. Additional ASUs have since been issued which provide further guidance, examples and technical corrections for the implementation of ASU No. 2014-09. All related guidance has been codified into, and is now known as ASC 606. The guidance was effective for, and was adopted by, the Company as of January 1, 2018 using the modified retrospective method, and does not have a material impact on the financial statement and the accompanying notes.

In May 2017, the FASB issued ASU No. 2017-09, *Stock Compensation - Scope of Modification Accounting*, which provides guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The ASU requires that an entity should account for the effects of a modification unless the fair value (or calculated value or intrinsic value, if used), vesting conditions and classification (as equity or liability) of the modified award are all the same as for the original award immediately before the modification. The ASU became

effective for the Company on January 1, 2018 and will be applied prospectively to any award modified on or after this date. There is no immediate impact to the accompanying financial statement, until such time as an award may be modified in 2019 or afterward.

3. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with various services, including management, accounting, and record keeping services, and allocates these costs to the Company. At December 31, 2018, the Company has a liability owed to the Parent of $351,697 for allocated management and accounting services and employee benefits, as well as a net receivable from the Parent of $16,610,827 in the corporate pool comprised of $20,138,536 cash on deposit offset by a $3,527,709 corporate pool liability. The Parent also owes the Company $3,137,817 for state and federal taxes and other miscellaneous expenses.

On occasion the Company may seek additional capital from the Parent to fund operations, or for regulatory capital related to the underwriting of securities. During 2018 the Company obtained approval from FINRA and entered into two fixed rate subordinated loans totaling $405,000,000 with the Parent. These borrowings were obtained on an arm's length basis. The settlement of these loans was approved by FINRA and they were settled during the year.

4. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure* ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement.

The Company also follows the provisions of FASB ASC 825, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permit an entity to choose to measure eligible financial instruments and other items at fair value as well as requires disclosures of estimated fair value of financial instruments carried at amortized cost at December 31, 2018.

At December 31, 2018 the Company did not have any financial instruments that were required to be measured at fair value on a recurring or non-recurring basis. The Company also did not make any elections to carry financial instruments at fair value as the Company determined that the carrying value of cash and cash equivalents, commissions and fees receivable, receivables from Parent, prepaid expenses and other assets, payables to Parent, and accounts payable approximated fair value.

5. CONCENTRATION OF RISKS

The Company maintains its cash balances with major depository institutions, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At

December 31, 2018, the Company had net capital of $7,214,981, which was $6,964,981 in excess of required net capital.

7. SUBSEQUENT EVENTS

Effective December 31, 2018 the Parent involuntarily terminated the mergers and acquisition advisory staff of the Company and its affiliates. As a part of that termination a Memorandum of Understanding was put in place with the key members of the staff stating that they would collectively receive an incentive payment in January 2020 based on the value of any revenues recorded and collected in 2019 on engaged mergers and acquisition deals announced prior to December 31, 2018. On February 15, 2019 one such deal closed that will result in the Company Recording an incentive payment liability to the staff in the range of $8,100,000 to $10,800,00.

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